UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CytoDyn Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

23283M101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283M101

(1)	Name of Reporting Person: Chester L.F. Paulson and Jacqueline M. Paulson as Joint Tenants and individually

(2)	Check the Appropriate Box if a Member of a Group:

(a)	□
(b)	☑*

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: -0-

(6)	Shared Voting Power: 4,860,092[1]

(7)	Sole Dispositive Power: -0-

(8)	Shared Dispositive Power: 4,860,092[1]

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,860,092[1]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 8.07%

(12)	Type of Reporting Person: IN

*This filing describes the Reporting Persons' relationship with other persons, but the Reporting Person does not affirm the existence of a group.

1 Consists of 4,860,092 currently exercisable warrants to purchase shares of common stock of the Issuer held directly by Paulson Investment Company, Inc. Chester L.F. and Jacqueline M. Paulson (together the "Paulsons") are the managing partners of the Paulson Family LLC, which may be deemed to control Paulson Capital Corp., which majority owns Paulson Investment Company, Inc., a registered broker dealer.

CUSIP No. 23283M101

(1)	Name of Reporting Person: Paulson Capital Corp.

(2)	Check the Appropriate Box if a Member of a Group:

(a)	□
(b)	☑*

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: Oregon

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: -0-

(6)	Shared Voting Power: 4,860,092[2]

(7)	Sole Dispositive Power: -0-

(8)	Shared Dispositive Power: 4,860,092[2]

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,860,092[2]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 8.07%

(12)	Type of Reporting Person: HC

*This filing describes the Reporting Person's relationship with other persons, but the Reporting Person does not affirm the existence of a group.

2 Consists of 4,860,092 currently exercisable warrants to purchase shares of common stock of the Issuer held directly by Paulson Investment Company, Inc., a registered broker dealer and majority owned subsidiary of Paulson Capital Corp.

CUSIP No. 23283M101

(1)	Name of Reporting Person: Paulson Investment Company, Inc.

(2)	Check the Appropriate Box if a Member of a Group:

(a)	□
(b)	☑*

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: Oregon

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: -0-

(6)	Shared Voting Power: 4,860,092[3]

(7)	Sole Dispositive Power: -0-

(8)	Shared Dispositive Power: 4,860,092[3]

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,860,092[3]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 8.07%

(12)	Type of Reporting Person: BD

*This filing describes the Reporting Person's relationship with other persons, but the Reporting Person does not affirm the existence of a group.

3 Consists of 4,860,092 currently exercisable warrants to purchase shares of common stock of the Issuer held directly by Paulson Investment Company, Inc., a registered broker dealer and majority owned subsidiary of Paulson Capital Corp.

Item 1(a). Name of Issuer:

CytoDyn Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

1111 Main Street, Suite 660

Vancouver, Washington 98660

Item 2(a). Name of Persons Filing:

(a) Chester L.F. Paulson and Jacqueline M. Paulson, as joint tenants and individually

(b) Paulson Capital Corp.

(c) Paulson Investment Company, Inc.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Paulsons, Paulson Capital Corp. and Paulson Investment Company, Inc. is:

1331 NW Lovejoy Street, Suite 720

Portland, Oregon 97209

Item 2(c). Citizenship:

(a) The Paulsons: The United States of America

(b) Paulson Capital Corp.: Oregon

(c) Paulson Investment Company, Inc.: Oregon

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

23283M101

Item 3. Information if this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

(a)	Paulson Capital Corp. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b)	Paulson Investment Company, Inc. is a broker or dealer registered under section 15 of the Act in accordance with Rule 13d-1(b)(1)(ii)(A).

Item 4. Ownership

(a)     Amount Beneficially Owned: The share ownership information reported herein relates to 4,860,092 currently exercisable warrants to purchase shares of common stock of the Issuer (the "Warrants") held directly by Paulson Investment Company, Inc. As the parent corporation of Paulson Investment Company, Inc., Paulson Capital Corp. may be deemed to beneficially own the Warrants held directly by Paulson Investment Company, Inc. Similarly, as controlling and managing partners of the Paulson Family LLC, a controlling shareholder of Paulson Capital Corp., the Paulsons may be deemed to beneficially own the Warrants held directly by Paulson Investment Company, Inc. Other than the Warrants, none of the Reporting Persons directly or indirectly own any shares of the common stock of the Issuer.

(b)     Percent of Class: The Reporting Persons believe that the Issuer had 55,336,021 shares of common stock outstanding as of December 31, 2013, based on the number of outstanding shares disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 2013, filed with the SEC on January 13, 2014. Based on the number of shares of common stock outstanding as described above and calculated in accordance with Rule 13d-3(d)(1) with respect to securities which represent a right to acquire an underlying security, the Reporting Persons beneficially owned 8.07% of the Issuer's outstanding common stock as of December 31, 2013.

(c)     Power to Direct the Vote and Disposition of Shares:

(i) Paulson Investment Company, Inc. has sole power to vote or to direct the vote of 4,860,092 shares underlying the Warrants, except as described in Item 4(c)(ii) below with respect to the Paulsons and Paulson Capital Corp.

(ii) The Paulsons and Paulson Capital Corp. may be deemed to have shared power to vote or to direct the vote of 4,860,092 shares underlying the Warrants by virtue of their relationships to Paulson Investment Company, Inc. (disclosed in Item 4(a) above).

(iii) Paulson Investment Company, Inc. has sole power to dispose or to direct the disposition of 4,860,092 shares underlying the Warrants, except as described in Item 4(c)(iv) below with respect to the Paulsons and Paulson Capital Corp.

(iv) The Paulsons and Paulson Capital Corp. may be deemed to have shared power to dispose or to direct the disposition of 4,860,092 shares underlying the Warrants by virtue of their relationships to Paulson Investment Company, Inc. (disclosed in Item 4(a) above).

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Paulson Capital Corp. is a parent holding company. Paulson Investment Company, Inc., a majority owned subsidiary of Paulson Capital Corporation, is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

By: /s/ Chester L.F. Paulson Chester L.F. Paulson Individually

By: /s/ Jacqueline M. Paulson Jacqueline M. Paulson Individually

PAULSON CAPITAL CORP. By: /s/ Trent Davis Trent Davis President

PAULSON INVESTMENT COMPANY, INC. By: /s/ Trent Davis Trent Davis President

Exhibit Index

Exhibit 99.1	Joint Filing Agreement